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[LOGO -  IVANHOE MINES LIMITED]
WORLD TRADE CENTRE                                         TEL: 604-688-5755
Suite 654-999 Canada Place                                 FAX: 604-682-2060
Vancouver-British Columbia-Canada V6C3EI                   www.ivanhoemines.com
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November 29, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Lily Dang, Staff Accountant

RE:           IVANHOE MINES LTD.
              FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
              FILED APRIL 5, 2006
              FILE NO. 001-32403

Dear Ms. Dang:

This letter is in response to a supplemental request made by you, on Tuesday November 7, 2006, that Ivanhoe Mines Ltd. provide additional information to the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the "40-F") and the audited consolidated financial statements for the year ended December 31, 2005 (the "Financial Statements") included therein.

We submit this letter in response to the supplemental request. For ease of reference, we have reproduced our understanding of the request in bold-face type below, followed by our response. Terms used but not defined herein have the meanings set forth in the 40-F.


RESPONSE TO SUPPLEMENTAL REQUEST

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

EXHIBIT 2 - FINANCIAL STATEMENTS
--------------------------------

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, PAGE 78
-----------------------------------------------

PLEASE PRESENT THE KEY ARGUMENTS AS TO WHY YOU BELIEVE THAT THE EXPENDITURES IDENTIFIED IN NOTE 9 RELATING TO THE EXPLORATION SHAFT (CAPITAL WORKS IN PROGRESS AT DECEMBER 31, 2005 CONSISTED MAINLY OF SURFACE ASSETS BEING CONSTRUCTED FOR THE EXPLORATION SHAFT AT OYU TOLGOI ($21.4 MILLION)) SHOULD BE CAPITALIZED. IN FORMULATING YOUR RESPONSE PLEASE REFER TO SEC INDUSTRY GUIDE 7, WHICH PROVIDES GUIDANCE ON THE CAPITALIZATION OF EXPLORATION EXPENDITURES.

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RESPONSE
--------

Ivanhoe Mines has been exploring the Oyu Tolgoi properties since May 2000. In 2002, Ivanhoe Mines exercised its earn-in right to acquire a 100% interest in the Oyu Tolgoi project from BHP Minerals International Exploration Inc. In December 2003, Ivanhoe Mines converted its 4 exploration licenses on the properties into 60 year mining licenses, which are renewable for an additional 40 years.

From 2000 to 2005, the Company has expensed exploration expenditures of approximately $293 million. These expenditures primarily consist of payroll expenses, contractor costs, drilling expenditures and camp costs.

Property, plant and equipment acquired from May 2000 onward including moveable equipment, were capitalized where the equipment had an alternative use.

In September 2005 the Company issued its Integrated Development Plan ("IDP") which outlined the framework for the development of the project. The project consists of two deposit groups, called the Southern Oyu Deposits and the Hugo Dummett North and South Deposits. The IDP schedules development to occur over a 15-year period, providing for an ultimate mine life that is expected to exceed 40 years.

The IDP consisted of:

    1. a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits; and

    2. pre-feasibility and scoping-level evaluations of the associated infrastructure, such as power supply, and of an underground block-cave mining operation at the Hugo Dummett North and South deposits.

During the second half of 2005, Ivanhoe Mines commenced  constructing Shaft No.
1. In certain disclosure documents Ivanhoe Mines has made reference to this shaft as the Exploration Shaft, mainly to differentiate it from Shaft No. 2, or the Production Shaft. These terms are used internally for ease of reference; however, the current plan for development would result in both shafts being used in the exploration, development, construction and production stages of the Oyu Tolgoi mine. This shaft will be 1,340 meters in depth once completed and will be used for drilling of the underground deposits in order to quantify reserves. The Company estimates that the cost to construct Shaft 1 will be approximately $135 million, consisting of approximately $30 million for the shaft surface assets and $105 million for the below surface costs.

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The surface assets include the Head Frame, control room, hoisting equipment and ancillary facilities. The surface assets were considered capital works in progress at December 31, 2005 and became available for use in January 2006. The below surface shaft costs consist of the excavation costs, concrete associated with the shaft liner and other associated sinking costs. Pre-sinking for the shaft was completed in January 2006 and sinking for the shaft commenced in February 2006 and is expected to be completed in late 2007.

At December 31, 2005, $21.4 million had been spent on the surface assets for Shaft No. 1. These amounts were capitalized as "capital works in progress" as disclosed in Note 9 to the Financial Statements. This accounting treatment was based on Ivanhoe Mines assessment that these expenditures met the definition of an asset under Statement of Financial Accounting Concepts No. 6 ("CON 6"). CON 6 provides the following definition, "Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions and events." (paragraph 25). Management determined that these surface assets have the three essential characteristics of an asset (CON6 paragraph 26):

o Embodies a probable future benefit that involves a capacity singly or in combination with other assets, to contribute directly or indirectly to future cash net inflows. The surface assets will be used for either future underground exploration at the existing or alternative sites, the results of which we believe will bring probable future net cash inflows; or to facilitate production activities.
o A particular entity can obtain the benefit and control others access to it. Ivanhoe Mines can obtain the benefit and control others' access to the assets; and
o The transaction or other event giving rise to the entity's right to or control of the benefit has already occurred. Ivanhoe Mines already owns and controls the assets.

Management further determined that the surface assets are tangible assets that can be sold or transferred to other locations to further either exploration or production activities. This is in contrast to the below surface shaft costs which cannot be transferred to other locations or dismantled and sold to third parties. The Company has also confirmed with independent third parties that a market does exist for used mining equipment and above ground infrastructure.

The Company also concluded that the sinking costs amounting to $2.4 million at December 31, 2005, did not meet the definition of an asset since they were not tangible or exchangeable (CON6 paragraph 26). These costs relate to the below surface costs that cannot be moved or reused at other sites. These costs have been expensed as exploration costs as incurred during 2005. From January 1, 2006 to October 31, 2006 a further $27 million of below surface costs were expensed. Future sinking costs will be treated in the same manner.

Ivanhoe Mines determined based on this analysis that an asset had been acquired and it was appropriate to capitalize the acquisition costs. At the end of the reporting period the Company considered whether a day two impairment of the surface assets had occurred. In establishing whether an impairment of the

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assets had occurred under FASB  Statement No 144,  Accounting for Impairment or
Disposal of Long-Lived Assets,  reference was made to EITF 04-3: Mining Assets:
Impairment and Business Combinations.

A major issue addressed by the EITF was Issue 2:

        "Whether an entity should consider the future cash flows associated with value beyond proven and probable reserves (VBPP) in the cash flow analysis used to test mining assets for impairment under Statement 144".

The conclusion of the Task Force was:

        "On Issue 2, the Task Force reached a consensus that an entity should include the cash flows associated with VBPP in estimates of future cash flows (both discounted and undiscounted) used for determining whether a mining asset is impaired under Statement 144. The Task Force noted that estimated cash flows also should include the estimated cash outflows required to develop and extract the VBPP."

Ivanhoe Mines considered the potential impairment of these assets by comparing the carrying value of property, plant and equipment and the mineral property assets to the cash flows that are contained in the IDP and the disposal value that could be obtained from a timely disposition of the surface assets. The conclusion of management was that the assets were not impaired at December 31, 2005. Ivanhoe Mines continues to consider whether an indication of impairment is present at each reporting period.

OTHER CONSIDERATIONS
--------------------

The Division of Corporation Finance issued FREQUENTLY REQUESTED ACCOUNTING AND FINANCIAL REPORTING INTERPRETATIONS AND GUIDANCE in March 31, 2001 which stated with respect to mining exploration costs that:

        "Recoverability of capitalized costs is likely to be insupportable under FASB Statement No. 121 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide 7 for a mining company in the exploration stage. As a result, the staff would generally challenge capitalization of exploration costs, and believes that those costs should be expensed as incurred during the exploration stage under US GAAP."

Ivanhoe Mines believes that the Company's accounting policy follows this guidance in that exploration costs, including amortization of capital assets used in exploration activities, are expensed prior to the establishment of proven and probable reserves. Management believes that the presumption that the "recoverability of capitalized costs is likely to be insupportable" can be rebutted with respect to costs capitalized by the Company to property, plant and equipment.

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Page 5 of 6


CONCLUSION
----------

Based on the above, the Company concludes that its accounting policies are in accordance with US GAAP and SEC Industry Guide 7. Specifically the Company considers that the expenditures in question represent an asset in accordance with CON 6 and that recoverability of costs is supportable in accordance with the provisions of FASB 144 and EITF 04-3. Therefore it is appropriate to capitalize the surface expenditures as assets and depreciate the assets over their useful lives. Depreciation charges during the exploration stage will be expensed as exploration costs whereas thereafter the depreciation charges will be capitalized as development costs, or as a cost of production, as appropriate. This treatment is consistent with our property, plant and equipment accounting policy in Note 2 (h) of the Financial Statements.

As a follow-up to the IDP, on January 30, 2006 the Company announced that an independent estimate prepared by GRD Minproc Limited, of Perth, Australia, upgraded the Measured and Indicated gold and copper resources contained within the planned open-pit deposits in the southern part of the Company's Oyu Tolgoi Project to the Proven and Probable Mineral Reserve categories. The conversion of previously classified resources to proven and probable reserves evidence the merits of this property, however this subsequent event was not the basis upon which the Company considered it appropriate to capitalize the surface assets.

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CLOSING COMMENTS
----------------

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this supplemental response. Please direct all questions or comments regarding this filing to the undersigned at 604-331-9875.

Yours very truly,

IVANHOE MINES LTD.


By: /s/ Tony Giardini
    ---------------------
Name:   Tony Giardini
Title:  Chief Financial Officer


cc:     Karl Hiller, Securities and Exchange Commission
        Audit Committee of Ivanhoe Mines Ltd.
        John Macken, President and CEO, Ivanhoe Mines Ltd.
        Gregg Orr, Deloitte & Touche LLP
        Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP Paul Goldman, Goodmans Barristers and Solicitors